January 8, 2009

BY FIRST CLASS MAIL

Bibb L. Strench, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004

Re: Javelin Exchange-Traded Trust (File Nos. 811-22125 & 333-156024)

Dear Mr. Strench:

        We have reviewed the registration statement for Javelin Exchange-Traded Trust (the
"Trust") filed on Form N-1A on December 9, 2008. This registration statement includes one
series, the JETS Dow Jones Islamic Market International Index Fund (the "Fund"). Based on our
review of the registration statement, we have the following comments. The captions we use
below correspond to the captions the Fund uses in its registration statement.

<u>**PROSPECTUS**</u>**:**

**JETS Dow Jones Islamic Market International Index Fund – Principal Investment
Strategies (Page 1)**

1.   The first sentence of the fourth paragraph states that the Fund may use short-term income
producing investments to the extent those investments are consistent with Shari' ah principles.
In light of the second sentence, which states that Shari' ah principles preclude the use of interest
paying instruments, this sentence is confusing because it suggests that there may be some income
producing investments that meet Shari' ah requirements. Please disclose in this section the
income producing investments that the Fund may invest in that meet Shari' ah requirements. If
no income producing investments meet Shari' ah requirements, please revise this paragraph to
clarify that the Fund may not invest in income producing investments.

Dow Jones Islamic Market International Titans 100 Index (Page 4)

2.   The fifth sentence of the second paragraph states that the Dow Jones Islamic Market
Indexes include stocks from 54 countries. Please describe in this section how many countries are
represented in the Dow Jones Islamic Market International Titans 100 Index. In addition, please
explain in this section what percentage of the Index is represented by foreign securities.

Shari'ah Supervisory Board (Page 4)

3.   The second sentence of the first paragraph states that the Shari' ah Supervisory Board ("SSB") will oversee all operations, methodologies, and contracts related to the Fund and its trading. Given the level of involvement in the Fund's investment activities, please explain to us whether the SSB will be registered as an investment adviser and whether it will enter into an investment advisory agreement with the Fund. If the SSB does not plan to register as an investment adviser or does not plan to enter into an investment advisory agreement, please explain to us why you believe that the SSB is not required to be registered under Section 203(a) of the Investment Advisers Act and why you believe that no investment advisory contract is required by Section 15(a) of the Investment Company Act.

4.   The third sentence of the first paragraph states that the SSB is separate from the Dow Jones Shari'ah Supervisory Board, although certain individuals may be members of both boards. As there may be individuals who serve on both boards, please explain to us whether you intend to treat the index provider as affiliated or unaffiliated and what measures you have adopted to prevent conflicts of interest.

Investment Advisory Services – Sub-adviser (Page 9)

5.   The first sentence of the fourth paragraph states that the Trust and Adviser may in the future seek an exemptive order from the Commission or may rely on a Commission rule that would permit the Adviser, subject to the supervision and approval of the Board, to enter into and materially amend sub-advisory agreements without such agreements being approved by the shareholders of the Fund. Please state in this section that there is currently no Commission rule that would permit the Adviser to enter into and to materially amend sub-advisory agreements without shareholder approval; that the Fund has not at this point requested any such exemptive order; and that if the Fund does request such an order from the Commission in the future that there is no assurance that such an order would be granted.

6.   The last paragraph states that a discussion regarding the basis for the Board of Trustees approval of the Investment Management Agreement and Sub-Advisory Agreements will be available in the Fund's annual or semi-annual report. Please disclose the time period covered by the annual or semi-annual report. See Item 5(a)(iii) of Form N-1A.

Portfolio Managers and Members of the Investment Committee – How to Buy Shares (Page 10)

7.   The first sentence of the second paragraph states that a fixed creation transaction fee of $___ per transaction (assuming 100 or fewer stocks in each Creation Unit; Creation Units that have 101-200 stocks are subject to a fee of $___) is applicable to each transaction regardless of the number of Creation Units purchased in the transaction. Please explain to us how many

securities are expected to be included in the index and how many securities the Fund expects to hold in its portfolio (if different). If the Fund intends to frequently vary the amounts of securities in each Creation Unit between the amounts described above (100 or fewer stocks versus 101-200 stocks) and to charge such differing fees, please describe such intention in this section.

STATEMENT OF ADDITIONAL INFORMATION:

Procedures for Creation of Creation Units (Page 9)

8.   The second sentence of the second paragraph states that in the case of custom orders, the order must be received by the Distributor no later than 3:00 p.m. Eastern Time on the trade date. The second sentence of the fourth paragraph of the Fund Deposit section immediately above states that the Fund reserves the right to permit or require the substitution of an amount of cash-- i.e., a "cash in lieu" amount--to be added to the Cash Component to replace any Deposit Security that may not be available in sufficient quantity for delivery, may not be eligible for transfer through the Clearing Process, or may not be eligible for trading by a Participating Organization or the investor for which a Participating Organization is acting. As the Fund may require the use of such a Custom Order, please explain how the policy to cut-off these orders at 3:00 p.m. is consistent with Rule 22c-1 under the Investment Company Act.

GENERAL COMMENTS

9.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

10.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

11.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

12.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

13.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

14.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6949.

Sincerely,

Christian T. Sandoe
Senior Counsel